Exhibit 23.03

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cascade Microtech, Inc.:

We consent to the use of our reports dated March 7, 2016 with respect to the consolidated balance sheets of Cascade Microtech, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015 and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Portland, Oregon

March 31, 2016